UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                              Innopet Brands Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   45765C 10 3
                -----------------------------------------------
                                 (CUSIP Number)


                                    12/31/98
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

|X| Rule 13d-1(b)
|_| Rule 13d-1(c)
|_| Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45765C 10 3           SCHEDULE 13G                    Page 2 of 11
         -------------                                              ---   ---
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Joseph Stevens & Company, Inc.(successor to Joseph Stevens & Company, L.P.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                              | 5  SOLE VOTING POWER
        NUMBER OF             |
         SHARES               |    527,825 shares of Common Stock. See Item 4.
       BENEFICIALLY           |-------------------------------------------------
        OWNED BY              | 6  SHARED VOTING POWER
          EACH                |
        REPORTING             |-------------------------------------------------
         PERSON               | 7  SOLE DISPOSITIVE POWER
          WITH                |
                              |    527,825 shares of Common Stock.  See Item 4.
                              |-------------------------------------------------
                              | 8  SHARED DISPOSITIVE POWER
                              |
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     527,825 shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

                                                                       [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.4% of shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     BD
--------------------------------------------------------------------------------

CUSIP No. 45765C 10 3           SCHEDULE 13G                    Page 3 of 11
         -------------                                              ---   ---


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Joseph Sorbara
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                              | 5  SOLE VOTING POWER
        NUMBER OF             |
         SHARES               |    528,225 shares of Common Stock. See Item 4.
       BENEFICIALLY           |-------------------------------------------------
        OWNED BY              | 6  SHARED VOTING POWER
          EACH                |
        REPORTING             |-------------------------------------------------
         PERSON               | 7  SOLE DISPOSITIVE POWER
          WITH                |
                              |    528,225 shares of Common Stock.  See Item 4.
                              |-------------------------------------------------
                              | 8  SHARED DISPOSITIVE POWER
                              |
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     528,225 shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

                                                                       [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.4% of shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No. 45765C 10 3           SCHEDULE 13G                    Page 4 of 11
         -------------                                              ---   ---


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Steven Markowitz
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                              | 5  SOLE VOTING POWER
        NUMBER OF             |
         SHARES               |    528,225 shares of Common Stock. See Item 4.
       BENEFICIALLY           |-------------------------------------------------
        OWNED BY              | 6  SHARED VOTING POWER
          EACH                |
        REPORTING             |-------------------------------------------------
         PERSON               | 7  SOLE DISPOSITIVE POWER
          WITH                |
                              |    528,225 shares of Common Stock.  See Item 4.
                              |-------------------------------------------------
                              | 8  SHARED DISPOSITIVE POWER
                              |
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     528,225 shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

                                                                       [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.4% of shares of Common Stock.  See Item 4.
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No. 45765C 10 3           SCHEDULE 13G                    Page 5 of 11
         -------------                                              ---   ---
ITEM 1.

      (a)  Name of Issuer:

           Innopet Brands Corp.

      (b)  Address of Issuer's Principal Executive Offices:

           1 East Broward Boulevard
           Suite 1100
           Fort Lauderdale, FL  33301

ITEM 2.

      (a)  Name of Persons Filing:

           Joseph  Stevens and Company,  Inc.  (successor to Joseph
           Stevens & Company, L.P.), Mr. Joseph Sorbara and Mr. Steven Markowitz

      (b)  Address of Principal Business Office:

           The principal business address for each of
           Joseph Stevens & Company, Inc. and Messrs. Sorbara and
           Markowitz is:
           c/o Joseph Stevens & Company, Inc.
           33 Maiden Lane
           New York, New York  10038

      (c)  Citizenship:

           Joseph Stevens & Company, Inc. is incorporated in the state of New York. Mr. Sorbara and Mr. Markowitz are United States citizens.

      (d) Title of Class of Securities:

           Common Stock, $.01 par value per share (the "Common Stock").

      (e) CUSIP Number:

           45765C 10 3

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a) |X|  Broker or Dealer registered under Section 15 of the Act
               (15 U.S.C. 78o);
      (b) |_|  Bank as  defined  in  section  3(a)(6) of the Act (15 U.S.C.
               78c);
      (c) |_| Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
      (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8);
      (e) |_| An investment advisor in accordance with ss.240.13d-1(b)(1)(ii)(E);
      (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

CUSIP No. 45765C 10 3           SCHEDULE 13G                    Page 6 of 11
         -------------                                              ---   ---

      (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(ii)(G);
      (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);
      (j) |_|  Group, in accordance with ss.240.13d-1(1)(ii)(J).


ITEM 4.    Ownership.

      (a)  Amount Beneficially Owned:

           As of December 31, 1998, Joseph Stevens & Company, Inc. owned warrants ("JSC Warrants") to purchase 225,000 units, each unit consisting of one share of Common Stock and one redeemable common stock purchase warrant ("Redeemable Warrants"). Each Redeemable Warrant entitled the holder to purchase an additional share of Common Stock. The JSC Warrants were exercisable commencing on December 5, 1997. Additionally, Joseph Stevens & Company, Inc. held 24,050 shares of Common Stock and 53,775 Redeemable Warrants in its market making account on December 31, 1998. Therefore, as of December 31, 1998, Joseph Stevens & Company, Inc. beneficially owned 527,825 shares of Common Stock within the meaning of Rule 13d-3 of the Act.

           As of December 31, 1998, Mr. Joseph Sorbara owned 400 shares of Common Stock. Additionally, Mr. Sorbara was a controlling shareholder, director and officer of Joseph Stevens & Company, Inc. as of December 31, 1998. Based upon the foregoing, as of December 31, 1998, Mr. Sorbara beneficially owned 528,225 shares of Common Stock within the meaning of Rule 13d-3 of the Act.

           As of December 31, 1998,  Mr.  Steven  Markowitz  owned 400 shares of
           Common Stock. Additionally, Mr. Markowitz was a controlling shareholder, director and officer of Joseph Stevens & Company, Inc. as of December 31, 1998. Based upon the foregoing, as of December 31, 1998, Mr. Markowitz beneficially owned 528,225 shares of Common Stock within the meaning of Rule 13d-3 of the Act.

      (b) Percent of Class:

           As of December 31, 1998, Joseph Stevens & Company, Inc., was the beneficial owner of an aggregate of 527,825 shares of Common Stock, which constituted approximately 8.4% of the shares of Common Stock outstanding (based upon 5,795,225 shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB for the quarterly period ended March 31, 1998).

           As of December 31, 1998, Mr. Joseph Sorbara was the beneficial owner of an aggregate of 528,225 shares of Common Stock, which constituted approximately 8.4% of the shares of Common Stock outstanding (based upon 5,795,225 shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB for the quarterly period ended March 31, 1998).

CUSIP No. 45765C 10 3           SCHEDULE 13G                    Page 7 of 11
         -------------                                              ---   ---


           As of December 31, 1998, Mr. Steven Markowitz was the beneficial owner of an aggregate of 528,225 shares of Common Stock, which constituted approximately 8.4% of the shares of Common Stock outstanding (based upon 5,795,225 shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB for the quarterly period ended March 31, 1998).

      (c) Number of shares as to which such person has:

           (i) Sole power to vote or direct the vote:

                As of December 31, 1998, Joseph Stevens & Company, Inc. had sole power to vote or direct the vote of 527,825 shares of Common Stock. See Item 4(a) above. As of December 31, 1998, Joseph Sorbara had sole power to vote or direct the vote of 528,225 shares of Common Stock. See Item 4(a) above. As of December 31, 1998, Steven Markowitz had sole power to vote or direct the vote of 528,225 shares of Common Stock. See Item 4(a) above.

           (ii) Shared power to vote or direct the vote:

                Not applicable.

           (iii) Sole power to dispose or to direct the disposition of:

                As of December 31, 1998, Joseph Stevens & Company, Inc. had sole power to dispose or to direct the disposition of 527,825 shares of Common Stock. See Item 4(a) above. As of December 31, 1998, Joseph Sorbara had sole power to dispose or to direct the disposition of 528,225 shares of Common Stock. See Item 4(a) above. As of December 31, 1998, Steven Markowitz had sole power to dispose or to direct the disposition of 528,225 shares of Common Stock. See Item 4(a) above.

           (iv) Shared power to dispose or to direct the disposition of:

                Not applicable.

ITEM 5.    Ownership of Five Percent or Less of a Class.

           Not Applicable.

ITEM 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           Not Applicable.

ITEM 8.    Identification and Classification of Members of the Group.

           Not Applicable.

CUSIP No. 45765C 10 3           SCHEDULE 13G                    Page 8 of 11
         -------------                                              ---   ---

ITEM 9.    Notice of Dissolution of Group.

           Not Applicable.

ITEM 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 45765C 10 3           SCHEDULE 13G                    Page 9 of 11
         -------------                                              ---   ---
                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         February 10, 1999
                              --------------------------------------------------
                                              (Date)


                                  JOSEPH STEVENS & COMPANY, INC.

                                         /s/Joseph Sorbara
                              --------------------------------------------------
                                          Joseph Sorbara
                                      Chief Executive Officer


                                         February 10, 1999
                              --------------------------------------------------
                                              (Date)


                                         /s/Joseph Sorbara
                              --------------------------------------------------
                                            (Signature)


                                          Joseph Sorbara
                              --------------------------------------------------
                                              (Name)


                                         February 10, 1999
                              --------------------------------------------------
                                              (Date)


                                        /s/Steven Markowitz
                              --------------------------------------------------
                                            (Signature)


                                         Steven Markowitz
                              --------------------------------------------------
                                              (Name)

CUSIP No. 45765C 10 3           SCHEDULE 13G                    Page 10 of 11
         -------------                                              ---   ---

                                  EXHIBIT INDEX


Exhibit No.                   Title:                  Sequentially Numbered Page
                                                       on Which Exhibit Begins

   1.            Joint Filing Agreement pursuant                 11
                 to Rule 13d-1(f)(1) under the
                 Securities Exchange Act of 1934,
                 as amended, among Joseph Stevens
                 & Company, Inc., Mr. Joseph Sorbara
                 and Mr. Steven Markowitz

CUSIP No. 45765C 10 3           SCHEDULE 13G                    Page 11 of 11
         -------------                                              ---   ---

                                    EXHIBIT 1

      Joint Filing Agreement pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

           Each of the undersigned hereby agrees to be included in the filing of the Schedule 13G dated February 10, 1999 with respect to the issued and outstanding Common Stock of Innopet Brands Corp. beneficially owned by each of the undersigned, respectively.

Dated: February 10, 1999

                              Joseph Stevens & Company, Inc.

                                    /s/Joseph Sorbara
                              --------------------------------------------------
                                    Joseph Sorbara
                                    Chief Executive Officer



                                    /s/Joseph Sorbara
                              --------------------------------------------------
                                    Joseph Sorbara



                                    /s/Steven Markowitz
                              --------------------------------------------------
                                    Steven Markowitz